Exhibit 99.1

PRESS RELEASE

SMX ANNOUNCES FULL INDUSTRIAL MARKING PROCESS

FOR THE STEEL INDUSTRY

New York, March 27, 2024 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, has announced today that it finalized a solution to track and report the ethical sourcing of ores and can demonstrate a market-leading verification process for premium steel products spanning virgin and recycled steel.

SMX’s technology would enabled customers to demonstrate with accurate data embedded within their steel products that they can track, authenticate and report origination and amount of recycled content in steel products, in an enhanced and compliant manner across their operations.

Objectives & Success Criteria:

●	To implement SMX’s unique marking technology within IF steel by embedding the technology within IF steel slabs (raw material) during the melting stage at the authorized facility for authentication of the steel’s origin.

●	To detect SMX’s marking systems within the IF steel after each process stage from casting to galvanization.

●	To ensure the durability of SMX’s marking system after each stage of the manufacturing process and provide traceability of the IF steel during its production process while maintaining IF steel properties.

●	To demonstrate that SMX’s marking system embedded within steel does not affect the material or the mechanical properties of the material and final product.

Outcomes:

SMX successfully implemented its marking system across several batches of the steel slabs at the melting stage and was able to differentiate marked from unmarked steel material, providing authentication of the steel’s origin.

SMX’s marking system was successfully detected throughout the steel production process from melting, casting, hot & cold rolling, annealing to galvanization, demonstrating its durability and traceability functionality.

SMX’s unique technology provided a non-destructive way of tracing, identifying, authenticating and validating the marked IF steel. This was confirmed during blind testing where 100% of all samples were read successfully.

SMX’s marking system was confirmed to deliver the results while ensuring all the mechanical and material properties remained intact covering tensile strength, microstructure, hardness, grain size, and adherence.

SMX demonstrated consistently its capability to implement its marking system within the production process and report in a nondestructive manner accurate data from raw material to final product, thereby enabling complete traceability and authenticity.

PRESS RELEASE

For further information contact:

SMX GENERAL ENQUIRIES E: info@securitymattersltd.com	Follow us through our social channel @secmattersltd
@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.